Exhibit (a)(1)(E)

For Immediate Release

PRESS RELEASE

Contact:	Craig Tooman EVP, Finance and Chief Financial Officer 908-541-8759

ENZON PHARMACEUTICALS COMMENCES TENDER OFFER
FOR ITS 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2008

BRIDGEWATER, NEW JERSEY, June 6, 2006. Enzon Pharmaceuticals, Inc., (NASDAQ: ENZN) said today that it has commenced a cash tender offer (the “Offer”) for up to $180,000,000 aggregate principal amount of its 4 1/2% Convertible Subordinated Notes due 2008 (CUSIP No. 293904AB4) (the “Notes”), upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal, each dated June 6, 2006.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on July 5, 2006, unless extended by Enzon. Enzon is offering to purchase the Notes at a price of $965 for each $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but not including, the payment date. As of today, there is $260,223,000 aggregate principal amount of Notes outstanding. Accordingly, Enzon will purchase less than all of the outstanding Notes.

In the event that more than $180,000,000 aggregate principal amount of Notes are tendered pursuant to the Offer, Enzon will accept such Notes for payment on a pro rata basis pursuant to the terms of the Offer to Purchase (with appropriate adjustments to avoid purchases of Notes in principal amounts other than $1,000).

This announcement is not an offer to buy or the solicitation of an offer to sell any Notes. The Offer for the Notes will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including the Offer to Purchase, related Letter of Transmittal and other Offer documents) that is being filed by Enzon today with the Securities and Exchange Commission. The Schedule TO will contain important information and should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, Letter of Transmittal and other Offer documents are being delivered to holders of the Notes. Once the Schedule TO and other documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov.

Enzon has retained Goldman, Sachs & Co. to serve as the dealer manager for the Offer. Questions regarding the Offer may be directed to Goldman, Sachs & Co. at (800) 828-3182 or (212) 357-7867. Requests for documents in connection with the Offer may be directed to D.F. King & Co., Inc., the information agent with respect to the Offer, at (800) 290-6427 (toll free) or, for banks and brokers, (212) 269-5550 (call collect).

About Enzon

Enzon Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to the development and commercialization of therapeutics to treat patients with cancer and adjacent diseases. Enzon’s specialized sales force markets ABELCET®, ONCASPAR®, ADAGEN®, and DEPOCYT® in the United States. In addition, Enzon also receives royalties on sales of PEG-INTRON®, marketed by Schering-Plough Corporation, and MACUGEN®, marketed by OSI Pharmaceuticals and Pfizer Inc. Enzon’s product-driven strategy includes an extensive drug development program that leverages its proprietary technologies, including a Customized Linker TechnologyTM PEGylation platform that utilizes customized linkers designed to release compounds at a controlled rate. Enzon also utilizes contract manufacturing opportunities to broaden its revenue base and enhance its organizational productivity. Enzon complements its internal research and development efforts with strategic initiatives, such as partnerships designed to broaden its revenue base or provide access to promising new technologies or product development opportunities. Further information about Enzon and this press release can be found on the Company’s Web site at www.enzon.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to among other things, the success of the Offer for the Notes. These statements are subject to a number of factors and uncertainties that could cause actual events to differ materially from those contemplated in the forward-looking statements. Factors that could affect Enzon’s ability to complete the Offer include among other things, the satisfaction or waiver of the conditions to the Offer, the willingness of holders of the Notes to tender those Notes, legal considerations and material changes in the markets for debt and equity securities or the capital markets in general. Enzon is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.